EXHIBIT 99.1
March 1, 2022

Ferguson plc

Notice of results

Ferguson plc will issue its second quarter and half year results for the three and six months to January 31, 2022 on Tuesday, March 15, 2022. The results will be available on the Company’s website, www.fergusonplc.com, from 0700hrs GMT/0300hrs ET, following release to the London Stock Exchange.

A video webcast of the analyst and investor presentation will be broadcast from 1100hrs GMT/0700hrs ET on the day via the Company's website. You can register for the webcast at www.fergusonplc.com.

For further information please contact:

Ferguson plc Brian Lantz, Vice President IR and Communications Pete Kennedy, Director of Investor Relations	Mobile: Mobile:	+1 224 285 2410 +1 757 603 0111
Media Enquiries Mike Ward, Head of Corporate Communications Nina Coad, David Litterick (Brunswick) Jonathan Doorley (Brunswick)	Mobile: Tel: Tel:	+44 (0) 7894 417060 +44 (0) 20 7404 5959 +1 (917) 459 0419

Notes to editors
Ferguson is a $23B value-added distributor in North America providing expertise, solutions, and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We make our customers’ complex projects simple, successful and sustainable. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and New York Stock Exchange (NYSE: FERG) and the company is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on LinkedIn https://www.linkedin.com/company/ferguson-enterprises.